UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2025.

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into a Material Definitive Agreement

On March 26, 2025, WF Holding Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named on Schedule 1 thereto (the “Underwriters”), relating to the Company’s initial public offering of its ordinary shares, par value $0.00005 per share (the “Offering”). Under the Underwriting Agreement, the Company agreed to sell 2,000,000 ordinary shares to the Underwriters, at a purchase price per share of $3.72 (the Offering price to the public of $4.00 per share minus the Underwriters’ discount), and also agreed to grant to the Underwriters a 45-day option to purchase up to 300,000 additional ordinary shares, at a purchase price of $3.72, pursuant to the Company’s registration statement on Form F-1 (File No. 333-282294) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “WFF” on March 27, 2025. On March 28, 2025, the closing of the Offering was completed. The Company sold 2,000,000 ordinary shares for total gross proceeds of $8,000,000. After deducting the underwriting commission and expenses, the Company received net proceeds of approximately $7 million. The Company plans to use the proceeds of the Offering to expand its production capacity, to hire and train additional workers, and for working capital and general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, and other obligations of the parties. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and as of specific dates were solely for the benefit of the parties to the Underwriting Agreement and may be subject to limitations agreed upon by the contracting parties.

The Company, all of its directors and executive officers, and the holders of 5% or more of its outstanding ordinary shares have agreed with the Underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares for a period of three (3) months after the date of the Underwriting Agreement in the case of the Company and for a period of six (6) months after the date of the Underwriting Agreement in the case of the directors, executive officers and the holders of 5% or more of the outstanding ordinary shares.

The foregoing summary of the terms and conditions of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement attached hereto as Exhibit 1.1, which is incorporated herein by reference.

Other Events

On March 26, 2025, the Company issued a press release announcing the pricing of the Offering. On March 28, 2025, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1 and 99.2, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025	WF HOLDING LIMITED

/s/ Chee Hoong Lew
	Name:	Chee Hoong Lew
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement, dated March 26, 2025, between WF Holding Limited and Dominari Securities LLC
99.1	Press Release issued on March 26, 2025
99.2	Press Release issued on March 28, 2025

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